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.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53532

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2009** (mm/dd/yy) AND ENDING **12/31/2009** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Denning & Company LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One California Street, Suite 2800
(No. and Street)

San Francisco	**San Francisco**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Denning **415-399-3939**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	94596
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Paul F. Denning**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Denning & Company LLC**, as of **12/31/2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO

Title

Notary Public


STEPHANIE NICOLE YEE-DEGUZMAN
Commission # 1771657
Notary Public - California
San Francisco County
My Comm. Expires Oct 4, 2011

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Denning & Company LLC
December 31, 2009

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditors' Report

Managing Member
Denning & Company LLC
San Francisco, CA

We have audited the accompanying statement of financial condition of Denning & Company LLC (the Company) as of December 31, 2009 and the related statements of operations and comprehensive income and cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Denning & Company LLC at December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



March 12, 2010

Denning & Company LLC

Statement of Financial Condition

December 31, 2009

Assets	
Cash	$ 810,683
Accounts receivable	1,303,929
Prepaid expenses and other current assets	67,139
Furniture and equipment, net of	
$51,710 accumulated depreciation	130,980
Total Assets	$ 2,312,731
Liabilities and Member's Equity	
Accounts payable and accrued liabilities	$ 113,302
Liability for pension benefits	432,729
Total Liabilities	546,031
Total Member's Equity	1,766,700
Total Liabilities and Member's Equity	$ 2,312,731

See independent auditors' report and accompanying notes.

Denning & Company LLC

Statement of Operations and Comprehensive Income

For the Year Ended December 31, 2009

Revenue	
Investment advisory fees	$ 3,350,000
Interest and dividend income	45,174
Foreign exchange loss	(42,471)
Total Revenue	3,352,703
Operating expenses	
Salaries and wages	1,519,612
Travel expenses	202,561
Professional fees	123,679
Pension cost	109,350
Rent	102,520
Telephone	33,054
Regulatory	21,286
Depreciation	6,000
Other operating expenses	312,107
Total Operating Expenses	2,430,169
Net Income	922,534
Other Comprehensive Income (Loss)	
Defined benefit pension plan	
Net loss arising during period	(309,618)
Comprehensive Income	$ 612,916

See independent auditors' report and accompanying notes.

Denning & Company LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2009

Member's Capital Account	
December 31, 2008	$ 2,644,784
Net Income	922,534
Distributions	(1,491,000)
December 31, 2009	2,076,318
Accumulated Other Comprehensive Income (Loss)	
December 31, 2008	-
Change in other comprehensive income	
Liability for unfunded pension benefits	(309,618)
Total Member's Equity, December 31, 2009	$ 1,766,700

See independent auditors' report and accompanying notes.

Denning & Company LLC

Statement of Cash Flows

For the Year Ended December 31, 2009

Cash from operating activities:	
Net income (loss) for the period	$ 922,534
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	6,000
(Increase) decrease in:	
Receivables	889,906
Other current assets	(32,125)
Increase (decrease) in:	
Accounts payable and accrued expenses	63,473
Liability for pension benefits	(81,116)
Total cash from operating activities	1,768,672
Cash flows from investing activities:	
Capital additions	(15,246)
Net cash used by investing activities	(15,246)
Cash flows from financing activities:	
Distributions paid	(1,491,000)
Net cash used by financing activities	(1,491,000)
Net cash increase (decreases) in cash and cash equivalents	262,426
Cash and cash equivalents at beginning of period	548,257
Cash and cash equivalents at end of period	$ 810,683

See independent auditors' report and accompanying notes.

Denning & Company LLC

Notes to the Financial Statements

December 31, 2009

1. Organization

Denning & Company LLC (the Company) was formed as a limited liability company in California in June, 2001, with a termination date of December 31, 2021. Under this form of organization, the members are not liable for the debts of the Company. The Company registered as a broker-dealer with the Securities and Exchange Commission in October, 2001, and became licensed with the FINRA (Financial Industry Regulation Authority) in January, 2002. The Company engages in private equity advisory services on a fee basis.

2. Significant Accounting Policies

Cash and Cash Equivalents

The company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less to be cash equivalents.

Property, Plant and Equipment

Property, plant and equipment is carried at cost. Depreciation is calculated using the straight-line method over the estimated useful life (5 to 7 years) of the asset.

Accounts Receivable

The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Investment Banking and Advisory Fees

Investment banking revenues are earned from providing private equity advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income Taxes

In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements.

Comprehensive income

Generally accepted accounting principles require the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income.

Foreign currency translation

For significant non-U.S. transactions, the functional currency is the Euro. Revenues are translated into U.S. dollars using the exchange rate on the date the revenue is earned. Translation gains or losses resulting from assets denominated in a foreign currency are included in net income.

3. Property, plant and equipment

Furniture and equipment consist of the following:

Equipment	$	55,067
Furniture		53,597
Investment - Art Work		73,386
Software		637
Total cost		182,687
Total accumulated depreciation		(51,710)
Total	$	130,977

4. Credit Risk

At December 31, 2009, the Company held deposits at a financial institution, which were in excess of applicable federal insurance limits by $712,108.

Due to the nature of the private equity advisory business, the Company's revenue during the period was primarily the result of a few transactions. Approximately 90% of revenue was generated from one customer.

Accounts receivable at December 31, 2009, consist of amounts due from one client.

5. Defined Benefit Pension Plan

In 2002, the Company established a qualified, noncontributory defined benefit pension plan covering all of its employees. The benefits are based on each employee's years of service and average annual compensation over the three highest consecutive plan years. An employee becomes fully vested upon completion of six years of qualifying service. Member benefit accruals were frozen January 1, 2009 in order to reduce the 2009 funding obligations.

The Company's funding policy is to contribute based on actuarial computations and the funded status of the plan. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

Pension Plan Obligations and Funded Status:

Projected benefit obligation at December 31	$	(2,324,789)
Pension plan assets at fair value at December 31		1,891,916
Funded status		(432,873)
Accumulated benefit obligation at December 31		(2,252,293)
Employer contributions		190,322
Participant contributions		-
Benefits paid	$	-

Amounts recognized in the statement of financial position consist of:

Liability for pension benefits	$	(432,729)

Amounts recognized in accumulated other comprehensive income consist of:

Net loss (gain)	$	309,618

Denning & Company LLC

Notes to the Financial Statements

December 31, 2009

Other changes in plan assets and benefit obligations previously recognized in changes in comprehensive income:

Net loss (gain)	$ 309,618
Total recognized in other comprehensive income	309,618
Net periodic pension cost	109,350
Total recognized in net periodic benefit cost and other comprehensive income	$ 418,968

The estimated net loss that will be amortized from changes in unrestricted net assets into net periodic benefit cost in 2009 are $3,300.

The following assumptions were used in accounting for the Pension Plan:

Weighted-average assumptions used to determine pension benefit obligations at December 31, 2009:

Discount rate	5.00%
Rate of compensation increased	4.00%

Weighted-average assumptions used to determine net periodic pension benefit cost for year ended December 31, 2009:

Discount rate	5.00%
Expected return on plan assets	5.00%
Rate of compensation increase	4.00%

The fair values of the Company's pension plan assets at December 31, 2009, by assets category are as follows:

Fair Value Measurements

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Total
Asset Category				
Cash and cash equivalents	$ 1,778,401	$ -	$ -	$ 1,778,401
Government Obligations	113,515	-	-	113,515
Total	$ 1,891,916	$ -	$ -	$ 1,891,916

The Company's overall investment strategy is to maintain liquid assets for near term potential benefit payments.

Benefits expected to be paid in the next 10 years:

Year 2010 $ 1,774,892

6. Leases Commitments

The minimum annual lease payments under a non-cancellable lease for the Company's office space is as follows :

Year 2010	$ 100,800
Year 2011	100,800
Total	$ 201,600

Denning & Company LLC

Notes to the Financial Statements

December 31, 2009

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's unfirom net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2009, the Company's net capital was $264,652 which exceeded the requirement by $228,250.

8. Subsequent Events

The Company has evaluated subsequent events through March 12, 2010, the date which the financial statements were available to be issued.

Subsequent to year-end, the Company decided to close its defined benefit pension plan in 2010. The net effect of this transaction has not yet been determined.

SUPPLEMENTAL INFORMATION

Denning & Company LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2009

Net Capital	
Total member's equity	$ 1,766,700
Less: Non-allowable assets	
Accounts receivable, net of allowances	1,303,929
Prepaid expenses and other assets	67,139
Property, plant and equipment, net of accumulated depreciation	130,980
Total non-allowable assets	1,502,048
Net capital	$ 264,652
Net minimum capital requirement of 6 2/3 % of aggregate indebtedness of $546,031 or $5,000 whichever is greater	36,402
Excess Net Capital	$ 228,250

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5 as of December 31, 2009)

Net capital, as reported in Company's Part II of Form X-17A-5 at December 31, 2009	$ 672,476
Decrease in member's equity	(407,824)
Net Capital per above Computation	$ 264,652

Denning & Company LLC

Schedule II

Computation of Determination of Reserve Requirements Under

Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2009

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are cleared through Pershing, LLC or otherwise processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under

Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2009

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Managing Member
Denning & Company LLC
San Francisco, CA
In planning and performing our audit of the financial statements and supplemental schedules of Denning & Company LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company for the year ended December 31, 2009, and this report does not affect our report thereon dated March 12, 2010.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



March 12, 2010

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

SIPC Supplemental Report

Managing Member
Denning & Company LLC
San Francisco, CA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Denning & Company LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Denning & Company LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Denning & Company LLC's management is responsible for the Denning & Company LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries posted on the general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7 for the period ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers CA noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



March 12, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053532 FINRA DEC
DENNING & COMPANY LLC 17*17
1 CALIFORNIA ST STE 2800
SAN FRANCISCO CA 94111-5429

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Eleanor Sullivan 415-399-3941

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 8532

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (8369)

   August 7, 2009
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment)

   E. Interest computed on late payment (see instruction E) for______days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 163

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 163

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Denning and Company, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 17 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $3,412,778

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $3,412,778

2e. General Assessment @ .0025 $8532

(to page 1 but not less than $150 minimum)

Denning & Company LLC

Annual Audit Report

December 31, 2009

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Denning & Company LLC

Annual Audit Report

December 31, 2009

ERNST WINTTER & ASSOCIATES
Certified Public Accountants